ATEL CAPITAL EQUIPMENT FUND XI, LLC
                       600 California Street, Sixth Floor
                             San Francisco, CA 94108


                                  April 7, 2005

Securities and Exchange Commission
450 Fith Street, Northwest
Washington, D.C. 20549

         RE:      ATEL Capital Equipment Fund XI, LLC
                  File No.: 333-120276

Dear Sir or Madam:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to April 11, 2005, or as soon thereafter as practicable.

         In that regard, the undersigned registrant hereby acknowledges that:

            - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
            - the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
            - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Very truly yours,


                              ATEL CAPITAL EQUIPMENT FUND XI, LLC

                              By:   ATEL Financial Services, LLC
                                    a California limited liability company,
                                    Manager

                                    By: ATEL Leasing Corporation, Manager

                                    By:   /s/ DEAN L. CASH
                                          -------------------------
                                          Dean L. Cash
                                          President

                           ATEL SECURITIES CORPORATION
                       600 California Street, Sixth Floor
                             San Francisco, CA 94108


                                  April 7, 2005



Securities and Exchange Commission
450 Fith Street, Northwest
Washington, D.C. 20549

                  RE:      ATEL Capital Equipment Fund XI, LLC
                           File No.: 333-120276

Dear Sir or Madam:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to April 11, 2005, or as soon thereafter as practicable.

         In this connection, and pursuant to Rule 418(a)(7), we hereby advise you as follows with respect to the distribution of preliminary prospectuses:

(i) the preliminary prospectuses were dated November 8, 2004, December 23, 2004, February 11, 2005, March 3, 2005 and March 31, 2005;

(ii) the preliminary prospectuses were distributed during the period from approximately December 23, 2004 to the date hereof;

(iii) the preliminary prospectuses were furnished to approximately 20 broker-dealers as prospective members of the selling group;

(iv) a total of approximately 20 of the preliminary prospectuses were distributed to such broker-dealers;

(v) except as set forth herein, no other preliminary prospectuses were distributed to any person; and

(vi) the registered securities will be offered and sold only by means of the final prospectus.

         We undertake in connection with the subject offering to comply in all respects with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, and to take all reasonable steps to assure that participating broker-dealers comply therewith, and, further, to take all reasonable steps to assure that no subscriptions are accepted from any person until at least 48 hours after such person has received a copy of the final prospectus. The undersigned will not accept as binding on the purchaser any executed contract for the purchase of the securities covered by the above-referenced registration statement until at least 48 hours after such purchaser has been furnished a copy of the final prospectus.

                                 Very truly yours,


                                 ATEL Securities Corporation


                                 By:   /s/ DEAN L. CASH
                                       ---------------------------------
                                       Dean L. Cash, Chief Executive Officer